c
SUB-ITEM 77I  ACWMF 05.31.2008
Terms of new or amended securities

     a) Effective 12/03/07, the A Class shares of International Growth were reclassified as Advisor Class. As a result of the reclassification, the Advisor Class was renamed "A Class."

     The A Class approved a reclassification. As a result of this reclassification, each holder of A Class shares became the owner of Advisor Class shares of the same fund, having a total net asset value ("NAV") equal to the total NAV of his or her A Class holdings in the fund on the date of the reclassification. American Century also added a front end sales charge (load) to the Advisor Class. The resulting Advisor Class fee structure mirrored that of the A Class at the time of the reclassifications. Following the reclassifications, the Advisor Class was renamed A Class.

     Following the reclassification and the prior Advisor Class fee changes, holders of A Class of International Growth had their shares reclassified as Advisor Class shares of the same Fund. The Advisor Class shares were then renamed A Class. Neither the net asset value of a shareholder's investment in the fund nor the expenses associated with such investment will change as a result of the reclassifications. Shareholders did not pay a sales charge on shares received as a result of the reclassifications. It is anticipated that there will not be any tax consequences as a result of the reclassifications.